      As filed with the Securities and Exchange Commission on May 12, 2000

                                         Registration Statement No. 333-________

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              ---------------------
                                  SEPRACOR INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             ----------------------

            DELAWARE                                  22-2536587
(STATE OR OTHER JURISDICTION OF          (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)

                             ----------------------
                                 111 LOCKE DRIVE
                        MARLBOROUGH, MASSACHUSETTS 01752
                                 (508) 481-6700
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ----------------------
                              TIMOTHY J. BARBERICH
                             CHIEF EXECUTIVE OFFICER
                                  SEPRACOR INC.
                                 111 LOCKE DRIVE
                        MARLBOROUGH, MASSACHUSETTS 01752
                                 (508) 481-6700
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    Copy to:

                              MARK G. BORDEN, ESQ.
                                HALE AND DORR LLP
                                 60 STATE STREET
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000

                             ----------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|___________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|___________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                   ------------------------------------------
                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
                                                                          Proposed
                                                                          Maximum          Proposed
                                                                          Aggregate        Maximum          Amount of
                                                       Amount to be       Price Per        Aggregate        Registration
Title of Each Class of Securities to be Registered     Registered         Unit(1)          Offering Price   Fee(1)
------------------------------------------------------------------------------------------------------------------------------
5% Convertible Subordinated Debentures Due 2007        $460,000,000       100%             $460,000,000     $121,440
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.10 par value per share                4,979,432          n/a              n/a              n/a
                                                       shares(2)
------------------------------------------------------------------------------------------------------------------------------

(1) The shares of Common Stock registered hereunder are issuable upon conversion of the 5% Convertible Subordinated Debentures due 2007 registered hereunder. Pursuant to Rule 457(i) under the Securities Act, there is no filing fee with respect to the shares of Common Stock issuable upon conversion of the exercise of the conversion privilege.

(2) Plus such additional indeterminate number of shares as may become issuable upon conversion of the 5% Convertible Subordinated Debentures due 2007 registered hereunder by means of adjustment to the conversion price applicable thereto.

                    -----------------------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

================================================================================

[begin red herring text]

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

[end red herring text]

                    Subject to Completion, Dated May 12, 2000

PROSPECTUS

                                  SEPRACOR INC.

                                  $460,000,000
                       PRINCIPAL AMOUNT OF 5% CONVERTIBLE
                        SUBORDINATED DEBENTURES DUE 2007

                                 ---------------

                        4,979,432 SHARES OF COMMON STOCK,
                            $0.10 PAR VALUE PER SHARE

                                   ----------

     The principal terms of the debentures include the following:

     -  Interest:......................................  accrues from February 14, 2000 at the rate of 5% per year, payable semi-annually on each August 15 and February 15,
                                                         beginning August 15, 2000

     -  Maturity Date:................................   February 15, 2007, unless earlier redeemed or repurchased

     -  Conversion Rate:..............................   $92.38 in principal amount per share of common stock,
                                                         subject to adjustment

     -  Subordination:................................   ranks on parity with $93.0 million of Sepracor's 6-1/4%
                                                         convertible subordinated debentures due 2005 and $300
                                                         million of Sepracor's 7% convertible subordinated debentures due 2005; effectively subordinated to all other Indebtedness and liabilities of Sepracor; no restriction on incurrence of additional Indebtedness

     -  Redemption:...................................   redeemable by Sepracor or the holders

     The debentures are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market. The debentures are issued in $1,000 principal amount and integral multiples of $1,000. On May 5, 2000, the closing bid price of the debentures on the PORTAL Market was $1,266.70 per $1,000 principal amount of debenture. Sepracor's common stock is traded on the Nasdaq National Market under the symbol "SEPR". On May 5, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $103.25 per share. The securities offered by this prospectus may be offered in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

     INVESTING IN THE DEBENTURES OF OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                -----------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------


                The date of this Prospectus is __________ , 2000

     This prospectus incorporates important business information about Sepracor that is not included or delivered with this document. This information is available without charge to stockholders upon written or oral request. Please contact Sepracor at 111 Locke Drive, Marlborough, Massachusetts 01752, attention: Chief Financial Officer, 508-481-6700. Also see "Where You Can Find More Information" in this prospectus.

                                TABLE OF CONTENTS

                                                                                Page
                                                                                ----
SEPRACOR..........................................................................1
RISK FACTORS......................................................................3
USE OF PROCEEDS..................................................................12
DESCRIPTION OF DEBENTURES........................................................12
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.........................25
SELLING SECURITYHOLDERS..........................................................33
PLAN OF DISTRIBUTION.............................................................36
LEGAL MATTERS....................................................................38
EXPERTS..........................................................................38
ADDITIONAL FILINGS AND COMPANY INFORMATION.......................................38
WHERE YOU CAN FIND MORE INFORMATION..............................................38
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION......................39

                                    SEPRACOR

     We are a specialty pharmaceutical company focused on the cost-effective development of safer, purer and more effective drugs that are improved versions of widely prescribed pharmaceutical compounds. We refer to these improved drugs as improved chemical entities, or ICEs. We select for development widely sold drugs with potential for improved efficacy, reduced side effects, or both. The existing compounds we seek to improve are referred to as the parent compounds.

     We have focused much of our development efforts on parent compounds that are chiral compounds. Chiral compounds, which account for approximately 500 currently available drugs, are mixtures of mirror image molecules known as isomers. When a chiral compound contains equal amounts of both isomers, it is a racemic mixture, and the two isomers are generally referred to as an S-isomer and an R-isomer. Although these isomers are identical in chemical composition, their three dimensional structures differ and, as a result, they often have different biological activity. For example, sometimes only one isomer of the pair is responsible for a drug's efficacy while the other produces undesirable side effects. We seek to purify racemic mixtures to produce drugs with improved efficacy and/or reduced side effects.

     We also seek to improve existing drugs by developing compounds in their active metabolite form. An active metabolite is a by-product of a drug. Like the different isomers of a chiral drug, the activity of the metabolites and the isomers of metabolites may vary from the activity of the parent compound. By studying active metabolites, we are seeking to produce drugs with new therapeutic uses, improved efficacy and/or reduced side effects.

     We believe that we may be able to develop our ICEs in less time, at lower cost and at reduced risk than that required for typical drug development. We believe we can reduce:

     -    discovery efforts for our ICEs;

     - the cost and duration of clinical trials if we can rely on preclinical and clinical trial data used in the course of obtaining regulatory approval for the parent drug;

     - the risk that we will not be able to obtain regulatory approval of an ICE, because the FDA has already approved the parent drug; and

     - some of the marketing risks, due to an existing market for the parent drug.

     We have filed, and expect to continue to file, applications for patents for our ICEs under development. Typically, a parent compound is covered by one or more composition-of-matter patents, which are patents covering the chemical composition of the drug. Our patent applications typically cover the use of the single-isomer or active-metabolite forms of a parent compound for specific therapeutic indications. These patents are referred to as method-of-use or use patents. We have a two-part strategy for commercializing our ICEs:

         (1) We are seeking licensing or co-promotion collaborations with major pharmaceutical companies.

         (2) For selected prescription products, we intend to develop a sales force to market ICEs independently.

     When seeking to license or co-promote our products, we typically seek partners that have marketing and distribution strength in the market served by the drug. Most of the ICEs for which we have obtained use patents or filed patent applications are covered by composition-of-matter or other patents or patent applications typically held by third-party drug companies. We may not commercialize an ICE until the expiration of any relevant third-party patent, unless we obtain a license or a court determines the third-party patent is invalid, unenforceable or not infringed.

     On January 20, 2000, we announced that our board of directors approved a two-for-one stock split which was paid in the form of a 100% stock dividend on February 25, 2000 to stockholders of record on February 1, 2000. As a result, the information in this prospectus is presented on a post-split basis.

     Sepracor, ICE and Xopenex are trademarks of Sepracor. Other trademarks used in this prospectus are the property of their respective owners.

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus, and incorporated by reference in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could vary significantly from the results discussed in the forward-looking statements. Some risks that could cause our results to vary are disclosed below.

WE HAVE NEVER BEEN PROFITABLE AND WE MAY NOT BE ABLE TO GENERATE REVENUES SUFFICIENT TO ACHIEVE PROFITABILITY.

     We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses applicable to common shares on a consolidated basis of approximately $183.1 million for the year ended December 31, 1999 and $93.4 million for the year ended December 31, 1998. We expect to continue to incur operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial conditions will be materially and adversely affected. Our ability to generate profitability will depend in large part on successful commercialization of our initial products and successful development and commercialization of principal products under development. Failure to successfully commercialize these products may have a material adverse effect on our business.

WE WILL BE REQUIRED TO EXPEND SIGNIFICANT RESOURCES FOR RESEARCH, DEVELOPMENT, TESTING AND REGULATORY APPROVAL OF OUR DRUGS UNDER DEVELOPMENT AND THESE DRUGS MAY NOT BE DEVELOPED SUCCESSFULLY.

     We are focused on the development of improved versions of widely prescribed pharmaceutical compounds which we refer to as improved chemical entities, or ICEs. Most of our ICEs are still undergoing clinical trials or are in the early stages of development. Our drugs may not provide greater benefits or fewer side effects than the original versions of these drugs and our research efforts may not lead to the discovery of new drugs with improved characteristics. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

     -    be developed successfully;

     -    be proven safe and efficacious in clinical trials;

     -    offer therapeutic or other improvements over comparable drugs;

     -    meet applicable regulatory standards;

     - be capable of being produced in commercial quantities at acceptable costs; or

     -    be successfully marketed.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, THEN WE COULD LOSE VALUABLE INTELLECTUAL PROPERTY RIGHTS, BE LIABLE FOR SIGNIFICANT DAMAGES OR BE PREVENTED FROM COMMERCIALIZING OUR PRODUCTS.

     Our success depends in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent products and technology and preventing us from marketing our products. It is also possible that we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties, or if we are required to initiate litigation against others to protect our intellectual property rights.

     We have filed various patent applications covering the composition of, and the methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. However, we may not be issued patents in respect of the patent applications already filed or that we file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office, generally known as the PTO, or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents and other proprietary rights. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the PTO may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications could have a material adverse effect on our business.

     Our ability to commercialize successfully any ICE will largely depend upon our ability to obtain and maintain use patents of sufficient scope to prevent third parties from developing similar or competitive products. Third parties, typically drug companies, hold patents or patent applications covering the composition of matter for most of the ICEs for which we have use patents or patent applications. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the ICE until the expiration of these third-party patents. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor.

IF OUR PRODUCTS DO NOT RECEIVE GOVERNMENT APPROVAL, THEN WE WILL NOT BE ABLE TO COMMERCIALIZE THEM.

     The U.S. Food and Drug Administration, or FDA, and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. Our failure to obtain regulatory approval on a timely basis and any unanticipated significant expenditures on preclinical and clinical studies could adversely affect the funds we will require to advance our products to commercialization and the timing of the commercial introduction of, or our ability to, market and sell our products.

     The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

     - results of clinical trials may not be consistent with preclinical study results;

     - results from later phases of clinical trials may not be consistent with the results from earlier phases; and

     -    products may not be shown to be safe and efficacious.

     Even if the FDA or similar foreign agencies grant us regulatory approval of a product, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS COULD BE DELAYED OR TERMINATED IF OUR COLLABORATIVE PARTNERS TERMINATE, OR FAIL TO PERFORM THEIR OBLIGATIONS UNDER, THEIR AGREEMENTS WITH US OR IF ANY OF OUR COLLABORATION AGREEMENTS IS SUBJECT TO LENGTHY GOVERNMENT REVIEW.

     We have entered into collaboration arrangements with pharmaceutical companies. Our revenues under these collaboration arrangements will consist primarily of milestone payments and royalties on sales of products. Any such payments and royalties will depend in large part on the efforts of our collaboration partners. If any of our collaboration partners does not devote sufficient time and resources to its collaboration arrangement with us, the potential commercial benefits of the arrangement may not be realized by us, and our results of operations may be adversely affected. In addition, if any of our collaboration partners were to breach or terminate their agreements with us or fail to perform their obligations to us in a timely manner, the development and commercialization of the products could be delayed or terminated. Any delay or termination of this type could have a material, adverse effect on our financial condition and results of operations because we may be required to expend additional funds to bring our products to commercialization, and milestone or royalty payments from collaborative partners or revenue from product sales, if any, could be delayed or terminated. Any failure or inability by us to perform some of our obligations under a collaboration agreement could reduce or extinguish the benefits to which we are otherwise entitled under the agreement.

     We are required to file a notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for certain agreements containing exclusive license grants and to delay the effectiveness of any such exclusive license until the expiration or earlier termination of the notice and waiting period under the HSR Act. If the expiration or termination of the notice and waiting period under the HSR Act is delayed because of lengthy government review, or if the Federal Trade Commission or Department of Justice successfully challenges such a license, development and commercialization could be delayed or precluded and our business could be adversely affected.

     Development and commercialization of some of our product candidates may depend on our ability to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of development and commercialization of such product candidates. There can be no assurance that we will be able to enter into collaboration agreements for ICEs in the future or that the terms of the collaboration agreements, if any, will be favorable to us. The inability to enter into collaboration agreements in the future could delay or preclude the development, manufacture and/or marketing of some of our drugs and could have a material adverse effect on our financial condition and results of operations because:

     - we may be required to expend additional funds to advance the drugs to commercialization;

     -    revenue from product sales could be delayed; or

     -    we may elect not to commercialize the drugs.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE AND EXPECT TO INCUR SIGNIFICANT EXPENSES IN DEVELOPING A SALES FORCE. IN ADDITION, OUR LIMITED SALES AND MARKETING EXPERIENCE MAY RESTRICT OUR SUCCESS IN COMMERCIALIZING OUR PRODUCTS.

     We currently have very limited sales and marketing experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we expect to license some of them to large pharmaceutical companies and market and sell others through our direct specialty sales forces or through other arrangements, including co-promotion arrangements. We have established a direct sales force to market Xopenex(TM), our single isomer form of albuterol. As we begin to enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force. We expect to incur significant expense in expanding our direct sales force. Our limited experience in developing, maintaining and expanding a direct specialty sales force may restrict our success in commercializing our products.

     Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. We may also need to enter into additional co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us. We cannot control the level of effort and quality of service provided by co-promoters or any third party sales force. If the level of effort provided by these third parties is not adequate, our revenues may be adversely affected.

IF WE DO NOT MAINTAIN CURRENT GOOD MANUFACTURING PRACTICES, THEN THE FDA COULD REFUSE TO APPROVE MARKETING APPLICATIONS. WE DO NOT HAVE THE CAPABILITY TO MANUFACTURE IN SUFFICIENT QUANTITIES ALL OF THE PRODUCTS WHICH MAY BE APPROVED FOR SALE AND DEVELOPING AND OBTAINING THIS CAPABILITY WILL BE TIME CONSUMING AND EXPENSIVE.

     The FDA and other regulatory authorities require that our products be manufactured according to their Good Manufacturing Practices standards. Our failure to maintain current Good Manufacturing Practices compliance and/or scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

     Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant that is compliant with current Good Manufacturing Practices that we believe can produce commercial quantities of Xopenex and support the production of our other possible products in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products which may be approved for sale. Accordingly, we will be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

     We currently have a supply contract with ChiRex Inc. that commits us to purchase through December 31, 2001 all of our annual requirements of those drugs that we will market directly through our specialty sales force, provided ChiRex meets certain pricing, supply and quality control conditions. If ChiRex experiences delays or difficulties in producing, packaging or delivering the drugs, market introduction and subsequent sales of the drugs that we market through our specialty sales force could be adversely affected. Under this supply agreement, however, we retain the right to manufacture commercial quantities of our drugs in our Nova Scotia manufacturing plant.

IF WE OR OUR COLLABORATION PARTNERS FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS OR SERVICES.

     The availability and levels of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product or service. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

     In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaboration partners and market our products.

     We expect to experience pricing pressure for our existing products and any future products for which marketing approval is obtained due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS THAT COULD PREVENT OR INTERFERE WITH OUR PRODUCT COMMERCIALIZATION EFFORTS.

     We may be subjected to product liability claims that are inherent in the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain product liability insurance coverage for both the clinical trials and commercialization of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our insurance coverage may not provide adequate coverage against all potential claims.

WE HAVE SIGNIFICANT LONG-TERM DEBT AND WE MAY NOT BE ABLE TO MAKE INTEREST OR PRINCIPAL PAYMENTS WHEN DUE.

     As of March 31, 2000, our total long-term debt was approximately $854.2 million and our stockholders' equity (deficit) was $(96.5) million. None of the 6-1/4% convertible subordinated debentures due 2005 issued by us in February 1998, the 7% convertible subordinated debentures due 2005 issued by us in December 1998 nor the 5% Debentures restrict our ability or our subsidiaries ability to incur additional Indebtedness, as defined on page 24, including debt that ranks senior to the 6-1/4% convertible subordinated debentures due 2005, the 7% convertible subordinated debentures due 2005 and the 5% Debentures. Additional Indebtedness that we incur may rank senior to or on parity with these debentures in certain circumstances. See "Description of Debentures." Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. It is possible that we will be unable to meet our debt service requirements on any of our outstanding debentures. Moreover, we may be unable to repay any of our outstanding debentures at maturity or otherwise in accordance with the debt instruments.

IF SUFFICIENT FUNDS TO FINANCE OUR BUSINESS ARE NOT AVAILABLE TO US WHEN NEEDED OR ON ACCEPTABLE TERMS, THEN WE MAY BE REQUIRED TO DELAY, SCALE BACK, ELIMINATE OR ALTER OUR STRATEGY FOR OUR PROGRAMS.

     We may require additional funds for our research and product development programs, operating expenses, the pursuit of regulatory approvals, license or acquisition opportunities and the expansion of our production, sales and marketing capabilities. Historically we have satisfied our funding needs through collaboration arrangements with corporate partners, equity or debt financing. We cannot assure you that these funding sources will be available to us when needed in the future, or, if available, will be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to license third parties to commercialize products or technologies that we would otherwise develop or commercialize ourself. Our cash requirements may vary materially from those now planned because of factors including:

     -    increased research and development expenses;

     -    patent developments;

     -    licensing or acquisition opportunities;

     -    relationships with collaboration partners;

     -    the FDA regulatory process;

     -    our capital requirements; and

     - selling and marketing expenses in connection with commercialization of products.

WE EXPECT TO FACE INTENSE COMPETITION AND OUR COMPETITORS HAVE GREATER RESOURCES AND CAPABILITIES THAN WE HAVE. DEVELOPMENTS BY OTHERS MAY RENDER OUR PRODUCTS OR TECHNOLOGIES OBSOLETE OR NONCOMPETITIVE.

     We expect to encounter intense competition in the sale of our future products. If we are unable to compete effectively, our financial condition and results of operations could be materially adversely affected because we may use our financial resources to seek to differentiate ourselves from our competition and because we may not achieve our product revenue objectives. Many of our competitors and potential competitors, which include pharmaceutical companies, biotechnology firms, universities and other research institutions, have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than we have. The fields in which we compete are subject to rapid and substantial technological change. Our competitors may be able to respond more quickly to new or emerging technologies or to devote greater resources to the development, manufacture and marketing of new products and/or technologies than we can. As a result, any products and/or technologies that we develop may become obsolete or noncompetitive before we can recover expenses incurred in connection with their development.

FLUCTUATIONS IN THE DEMAND FOR PRODUCTS, THE TIMING OF COLLABORATIVE ARRANGEMENTS, EXPENSES AND THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES WILL CAUSE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE VOLATILITY IN OUR STOCK PRICE.

     Our quarterly operating results are likely to fluctuate significantly, which could cause our stock price to be volatile. These fluctuations will depend on factors which include:

     - the timing of collaboration agreements for development of our pharmaceutical candidates and development costs for those pharmaceuticals;

     - the timing of receipt of upfront, milestone or royalty payments under collaboration agreements;

     -    the timing of product sales and market penetration;

     - the timing of operating expenses, including selling and marketing expenses and the costs of expanding and maintaining a direct sales force; and

     - the losses of Biosphere, a 59% owned consolidated subsidiary of Sepracor, and of HemaSure, a 22%-owned affiliate of Sepracor.

FAILURE BY US TO IDENTIFY AND REMEDIATE ALL YEAR 2000 RISKS COULD CAUSE A DISRUPTION IN OUR BUSINESS.

     In prior periods and years, we discussed the progress of our plans to prepare for any system or processing failures which could result from computer programs recognizing dates represented as "00" as the year 1900 rather than the year 2000. There have been no significant disruptions in critical information technology and non-information technology systems and we believe those systems successfully responded to the Year 2000 date change. Costs relating to this Year 2000 issue have not been material. We are not aware of any material problems resulting from Year 2000 issues, either with our internal systems, or with the products and services of third parties. We will continue to monitor our mission critical computer applications and those of vendors and suppliers throughout the year 2000 to ensure that we promptly address any issues that may arise. In the event that we experience disruptions as a result of the year 2000 problem, our business could be seriously harmed.

THE DEBENTURES ARE SUBORDINATED TO SENIOR RANKING DEBT AND IN SOME EVENTS WE WILL NOT BE ABLE TO PAY OUR OBLIGATIONS WITH RESPECT TO THE DEBENTURES UNTIL ALL OF OUR DEBT RANKING SENIOR TO THE DEBENTURES HAS BEEN FULLY REPAID.

     The debentures are not secured by our assets and are subordinate in right of payment to all of our current and future debt that ranks senior to the debentures, including:

     - all of our Indebtedness, whenever created or incurred, that is not made subordinate to or on parity with the debentures by the debt instrument;

     - our obligations under a put agreement to purchase $2.0 million of Indebtedness of Versicor, in the event of a default by Versicor; and

     - our obligations under a guarantee of up to $5.0 million of Indebtedness of HemaSure. See "Description of Debentures."

     In the event of bankruptcy, liquidation, or reorganization or upon acceleration of the debentures due to an event of default and in certain other events, we will not be able to pay our obligations with respect to the debentures until all our debt ranking senior to the debentures has been fully repaid. It is possible that there may not be sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. At March 31, 2000, the aggregate amount of obligations that rank senior to the debentures outstanding was approximately $8.4 million, of which approximately $7 million represents indebtedness related to our subsidiaries. The aggregate amount of our indebtedness that would be on parity with the debentures was approximately $393 million. The debentures do not limit the amount of additional Indebtedness, including debt ranking senior, that we can create, incur, assume or guarantee. We anticipate that, on occasion, we will incur additional Indebtedness, including debt ranking senior to the debentures which could adversely affect our ability to pay our obligations on the debentures. See "Description of Debentures."

     In addition, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any of our subsidiaries, creditors of the subsidiary generally will have the right to be paid in full before any distribution is made to us or the holders of the debentures. Accordingly, holders of the debentures are effectively subordinated to the claims of our subsidiaries' creditors to the extent of the assets of the indebted subsidiary. This subordination could adversely affect our ability to pay our obligations on the debentures. We anticipate that our subsidiaries will occasionally incur additional Indebtedness that could adversely affect our ability to pay our obligations on the debentures. See "Description of Debentures."

WE MAY BE LIMITED BY THE TERMS OF OUR INDEBTEDNESS, THE AVAILABILITY OF SUFFICIENT FUNDS AND COMPLIANCE WITH APPLICABLE LAWS TO REPURCHASE THE DEBENTURES UPON A FUNDAMENTAL CHANGE.

     In the event of a Fundamental Change, each holder of the debentures will have the right to require us to repurchase all or some of their debentures. In summary, Fundamental Change, which is defined on page 24, means an event which results in all or substantially all of the shares of our common stock being exchanged for consideration which is not all or substantially all common stock which is listed on a national securities exchange or automated quotation system. However, our ability to repurchase debentures upon a Fundamental Change

     - may be limited by the subordination provisions of any current or future Indebtedness and related obligations that rank senior to the debentures. The indenture refers to the Indebtedness and related obligations that rank senior to the debentures as Senior Obligations. Senior Obligations are further discussed on page 25.

     - may be limited by any other terms of any current or future Senior Obligations or Indebtedness.

     - will depend upon whether we have sufficient funds to pay the redemption price for all the debentures tendered by the holders.

     -    will be subject to compliance with applicable laws.

     If we fail to repurchase any debentures upon a Fundamental Change, this failure would result in an event of default under the indenture and could result in the acceleration of the payment of other Indebtedness.

     The term "Fundamental Change" is limited to certain specified transactions. We could, in the future, enter into other transactions that would not constitute a Fundamental Change but that could adversely affect our financial condition. Even though we are required to repurchase the debentures upon a Fundamental Change, holders still may not be protected in the event of a highly leveraged reorganization, merger or similar transaction involving us. See "Description of Debentures."

THERE IS A LIMITED MARKET FOR THE DEBENTURES AND INVESTORS MAY NOT BE ABLE TO SELL THEIR DEBENTURES AT A PRICE ACCEPTABLE TO THEM.

     There is a limited market for the debentures. We cannot assure you as to the liquidity of any markets that may develop for the debentures, your ability to sell your debentures or the price at which you may be able to sell your debentures. Future trading prices of the debentures will depend on many factors, including:

     -    prevailing interest rates;

     -    our operating results;

     -    the price of our common stock; and

     -    the market for similar securities.

     The debentures are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market; however, we do not intend to apply for listing of the debentures on any securities exchange.

                                 USE OF PROCEEDS

     All of the debentures and the shares of our common stock issuable upon conversion of the debentures are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the debentures or the shares of our common stock issuable upon conversion of the debentures.

                     DEFICIENCY OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

     We have not recorded earnings for any of the five years ended December 31, 1999 or for the three months ended March 31, 2000 and therefore are unable to cover fixed charges. Earnings (loss) consists of net (loss) from operations before minority interest and equity in investee losses plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs, accrued dividends on preferred stock and a portion of rental expense that we believe to be representative of interest. The following table discloses our dollar coverage deficiency. The ratio of earnings to fixed charges is not disclosed since it is a negative number in each year and period.

                                                                         YEAR ENDED DECEMBER 31,                  THREE MONTHS ENDED
                                                       --------------------------------------------------------   ------------------
                                                         1995        1996         1997        1998       1999       MARCH 31, 2000
                                                       --------    --------     --------    --------    -------   ------------------

Ratio of earnings to fixed charges ................         --           --           --          --           --              --
Coverage deficiency to attain a ratio of 1:1 ......   ($29,298)    ($43,879)    ($22,122)   ($86,124)   ($180,906)       ($54,274)

                            DESCRIPTION OF DEBENTURES

GENERAL

     We issued the debentures under an indenture dated as of February 14, 2000 between Sepracor and The Chase Manhattan Bank, as trustee. We have summarized selected provisions of the indenture, the debentures and the registration rights agreement relating to the registration of the debentures below. This is a summary and is not complete. It does not contain certain exceptions and qualifications contained in the indenture, the debentures and the registration rights agreement. You should read the indenture, form of debenture and registration rights agreement which we have filed with the SEC for provisions that may be important to you. Please read "Where You Can Find More Information" on page 38. The following capitalized terms are defined on pages 23 to 25:
Designated Senior Obligations, Fundamental Change, Indebtedness and Senior Obligations.

     The debentures will mature on February 15, 2007. The debentures bear interest at a rate of 5% per year. We will:

     - pay interest semi-annually on August 15 and February 15 of each year, commencing August 15, 2000

     - pay interest to the person in whose name the note is registered at the close of business on the July 31 or January 31 preceding the interest payment date

     - compute interest on the basis of a 360-day year consisting of twelve 30-day months

     - make payments by wire transfer for debentures held by the Depository Trust Company, or DTC, or its nominee or by check mailed to the address of the person entitled to payment as it appears on the debenture register provided that a holder of debentures with an aggregate principal amount in excess of $2.0 million shall, at the written election of that holder, be paid by wire transfer

BOOK ENTRY; DELIVERY AND FORM

     The debentures will initially be represented by one or more permanent debentures in definitive, fully registered book-entry form and which are referred to as global debentures. The global debentures will be registered in the name of Cede & Co., as DTC's nominee. Qualified institutional buyers, as defined in Rule 144A under the Securities Act, who purchased debentures in reliance on Rule 144A may hold their interest in the global debentures through a custodian or DTC for credit to the respective accounts of the acquirors or to other accounts as they may direct DTC. Investors who are not "United States persons" (as defined under Regulation S under the Securities Act) who acquired debentures in reliance on Regulation S may hold their interest in the global debentures directly or indirectly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, or Clearstream Banking. Euroclear, through its depositary The Chase Manhattan Bank, and Clearstream Banking, through its depositary Citibank, N.A., will hold the interest of the Regulation S investors in the global debentures on the books of DTC.

THE GLOBAL DEBENTURES

     We expect that under procedures established by DTC

     - upon deposit of the global debentures with DTC or its custodian, DTC will credit on its internal system applicable portions of the global debentures to the respective accounts of persons who have accounts with the depositary; and

     - ownership of the debentures will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of persons who have accounts ("participants") with DTC, and the records of participants in DTC, with respect to interests to persons other than participants in DTC.

     So long as DTC or its nominee is the registered owner or holder of any of the debentures, DTC or its nominee will be considered the sole owner or holder of the debentures represented by the global debentures for all purposes under the indenture and under the debentures represented thereby. No beneficial owner of an interest in the global debentures will be able to transfer the interest except in accordance with the applicable procedures of DTC, Clearstream Banking or Euroclear in addition to those provided for under the indenture.

     Payments on the debentures represented by the global debentures will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Sepracor, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debentures or for maintaining, supervising nor reviewing any records relating to the beneficial ownership interest.

     We expect that DTC or its nominee, upon receipt of any payment on the debentures represented by the global debentures, will credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the global debentures as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debentures held through these participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for the customers. This payment to the beneficial owner will be the responsibility of the participant holding the beneficial interest.

     Transfer between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated security for any reason, including to sell debentures to persons in states that require physical delivery of the security or to pledge the securities, the holder must transfer its interest in the global debentures in accordance with the normal procedures of DTC and the procedures in the indenture. Transfers between participants in Euroclear and Clearstream Banking will be effected in accordance with the applicable rules and operating procedures of Euroclear and Clearstream Banking.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through participants in Euroclear or Clearstream Banking, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its depositary. However, cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a global debenture in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Participants in Euroclear and Clearstream Banking may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking.

     Because of time zone differences, the securities accounts of participants in Euroclear or Clearstream Banking purchasing an interest in a global debenture from a participant in DTC will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date. The credit of any transactions interests in a global debenture settled during the processing day will be reported to the participant in Euroclear or Clearstream Banking on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a global debenture by or through a participant in Euroclear or Clearstream Banking to a participant in DTC will be received with value on the DTC settlement date, but will be available in the Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

     None of Sepracor, the Trustee or any registrar, paying agent or conversion agent under the indenture will be responsible for the performance by DTC, Euroclear or Clearstream Banking or any of their respective participants or indirect participants of their obligations under the rules and procedures governing their operations.

     DTC has advised us that DTC will take any action permitted to be taken by a holder of debentures, including the presentation of debentures for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the global debentures are credited and only in respect of the aggregate principal amount as to which the participant or participants has or have given direction. However, if there is an event of default under the indenture, DTC will exchange the global debentures for certificated securities that it will distribute to its participants.

     DTC has advised us as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of
          Section 17A of the Securities Exchange Act of 1934

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates

     - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations

     - DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly

     - The rules applicable to DTC and its participants are on file with the SEC

     Although DTC is expected to follow these procedures in order to facilitate transfers of interests in the global debentures among participants of DTC, it is under no obligation to perform these procedures, and these procedures may be discontinued at any time. Neither Sepracor nor the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED DEBENTURES

     Interest in the global debentures will be exchanged for certificated securities if:

     - DTC or any successor depositary notifies us that it is unwilling or unable to continue as depository for the global debentures, or DTC ceases to be a "clearing agency" registered under the Securities Exchange Act of 1934, and a successor depositary is not appointed by us within 90 days

     - an event of default has occurred and is continuing with respect to the debentures and the registrar has received a request from the depositary to issue certificated securities in lieu of all or a portion of the global debentures, in which case we will deliver certificated securities within 30 days of the request

     - we determine not to have the debentures represented by global debentures

     Upon the occurrence of any of the events described in the preceding sentence, we will cause the appropriate certificated securities to be delivered.

     Neither Sepracor nor the trustee will be liable for any delay by the depositary or its nominee in identifying the beneficial owners of the related debentures. Each beneficial owner may conclusively rely on, and will be protected in relying on, instructions from the depositary or nominee for all purposes, including the registration and delivery, and the respective principal amounts, of the debentures to be issued.

RESTRICTIONS ON TRANSFER

     The debentures will be subject to certain transfer restrictions and will bear a legend to that effect.

CONVERSION OF DEBENTURES

     The holders of debentures will be entitled at any time between May 14, 2000 and February 15, 2007 to convert any debentures or any portions of any debentures, into shares of our common stock, at a conversion price of $92.38 per share, subject to adjustment as described below.

     Except as described below, we will not make any interest or dividend payment or other adjustment on conversion of any debentures.

     If a debenture is converted to common stock between a record date for an interest payment and the next interest payment date then

     - if the debenture is to be redeemed during this period, we will not be required to pay interest on the interest payment date, or

     - if otherwise, when submitted for conversion the debenture must be accompanied by funds equal to the interest payable on the interest payment date.

     We are not required to issue fractional shares of common stock upon conversion of debentures. Instead of issuing fractional shares, we will pay a cash adjustment based upon the market price of our common stock on the last business day prior to the date of conversion.

     If the debentures are called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless we default in the payment of the redemption price. If a holder is exercising its option to require redemption of a debenture upon a Fundamental Change, then the debenture may be converted only if the holder properly withdraws its election to exercise its redemption option.

     The initial conversion price is subject to adjustment in certain events, including:

     - if we issue shares of our common stock as a dividend or distribution on our common stock,

     -    if we make certain subdivisions and combinations of our common stock,

     - if we issue to all holders of our common stock certain rights or warrants to purchase shares of our common stock,

     - if we distribute to all holders of our common stock shares of capital stock, other than common stock, evidences of Indebtedness or assets,

     - if we make distributions consisting of cash, but excluding quarterly cash dividends that do not exceed certain prescribed amounts,

     - if we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for all or any portion of our common stock, if the tender offer or exchange offer is

          - for more than 15% of the outstanding shares of our common stock and

          - the payment exceeds the current market price per share of our common stock on the next trading day after the last date on which tenders or exchanges may be made.

     - if a third party makes a payment to holders of our common stock in respect of a tender offer or exchange offer by a person other than us or of any of our subsidiaries in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if the tender offer or exchange offer

          - is for an amount that increases the offeror's ownership of our common stock to more than 25%

          - the payment exceeds the current market price per share of our common stock on the next trading day after the last date on which tenders or exchanges may be made and

          - if, as of the closing of the offer, the offering documents do not disclose a plan or intention to cause us to consolidate, merge or sell all or substantially all of our assets and no consolidation, merger or asset sale occurs within 12 months of the closing of the offer.

     We will not be required to adjust the conversion price unless the adjustment would require a change of at least 1% in the conversion price then in effect. However, any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     If our common stock is reclassified or if we consolidate, merge, engage in a combination or sell all or substantially all of our assets, and as a result holders of our common stock are entitled to receive securities, property or assets, including cash, in exchange for their shares of common stock then the holders of the debentures will generally be entitled to convert their debentures into the securities, property or assets which holders of our common stock receive in the transaction.

     If a distribution we make to holders of our common stock is taxable, or in certain other circumstances requiring conversion price adjustments, the holders of debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See "Material United States Federal Income Tax Considerations" below.

     We may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, if the board of directors has determined that this reduction would be in our best interest. Any determination by the board of directors will be conclusive. If we decide to reduce the conversion price, we will give holders of the debentures at least 15 days' notice of the reduction. We may, at our option, make any reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated that way for income tax purposes. See "Material United States Federal Income Tax Considerations."

REDEMPTION AT OUR OPTION

     At any time prior to February 15, 2003, we may redeem the debentures in whole or, from time to time, in part at our option on at least 30 days' notice if the trading price of our common stock for 20 trading days in a period of 30 consecutive trading days exceeds 150% of the conversion price of the debentures. If we redeem the debentures under these circumstances, we will make an additional "make-whole" payment on the redeemed debentures equal to $115.385 per $1,000 debenture, minus the amount of any interest paid on the debenture prior to or in connection with the redemption.

     On or after February 15, 2003 we may redeem the debentures if the trading price of our common stock for 20 trading days in a period of 30 consecutive trading days exceeds 120% of the conversion price of the debentures. The redemption price, expressed as a percentage of the principal amount, will be as follows:

                                                                                           REDEMPTION
     PERIOD                                                                                  PRICE
     ------                                                                                -----------
     February 15, 2003 through February 14, 2004..................................             102%
     February 15, 2004 through February 14, 2005..................................             101

The redemption price will be 100% on or after February 15, 2005.

     If we redeem less than all of the outstanding debentures, the trustee will select debentures for redemption on a proportionate basis or by another method the trustee considers fair and appropriate. No debentures of a principal amount less than $1,000 or multiples thereof will be redeemed in part. If we select a debenture to be redeemed in part only and the holder then converts a portion of the debenture, we will deem the converted portion of the debenture to be the portion we have selected for redemption.

     The trustee will not redeem any debentures or mail any notice of optional redemption if we are in default in payment of interest or premium on the debentures or if the trustee knows an event of default has occurred.

     The debentures are not entitled to any sinking fund, which means that we are not required to set aside in a custodial account funds to redeem the debentures.

REDEMPTION AT HOLDER'S OPTION

     If a Fundamental Change occurs at any time prior to February 14, 2007, each holder of debentures will have the right to require us to redeem any or all of that holder's debentures.

     We will:

     - set a date to redeem the debentures that is 30 days after we receive notice of the Fundamental Change

     - within ten days after the Fundamental Change, mail to all holders a notice of the Fundamental Change and the redemption rights arising because of the Fundamental Change

     -    deliver a copy of the notice to the trustee

     - redeem the debentures in principal amounts of $1,000 or multiples thereof

     - redeem the debentures at a price equal to 100% of the principal, plus accrued interest up to the date of redemption. If, however, the redemption date is also an interest payment date, then we will pay interest to the holder of record on the applicable record date

     - make payment for all properly surrendered debentures promptly after the date for redemption, and

     - comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

     To exercise the redemption right, a holder of debentures must deliver written notice of the holder's exercise of its right. The notice must be delivered to us, or to an agent designated by us, on or before the 30th day after our notice of a Fundamental Change and must be accompanied by the debentures to be redeemed, duly endorsed for transfer.

     The redemption rights of the holders of debentures could discourage a potential acquiror of Sepracor. The Fundamental Change redemption feature, however, is not the result of our knowledge of any specific effort to obtain control of Sepracor by means of a merger, tender offer, solicitation or otherwise, or part of a plan by us to adopt a series of anti-takeover provisions.

SUBORDINATION OF DEBENTURES

     The debentures are subordinated to the prior payment in full of all of our Senior Obligations. The debentures also are effectively subordinated to all Indebtedness of our subsidiaries. The subordination of the debentures will not prevent the occurrence of any event of default under the indenture. In addition, the debentures are equal in right of payment with our 6-1/4% convertible subordinated debentures due 2005 and 7% convertible subordinated debentures due 2005.

     In the event of any acceleration of the debentures because of an event of default under the indenture, the holders of any Senior Obligations then outstanding would be entitled to payment in full before the holders of the debentures are entitled to receive any payment or distribution. The indenture requires that we promptly notify holders of Senior Obligations if payment of the debentures is accelerated because of an event of default under the indenture.

     We also may not make any payment upon or in respect of the debentures, including upon redemption, if:

     - we are in default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of Senior Obligations or

     - we are in default with respect to Designated Senior Obligations, the default permits a holder of the Designated Senior Obligation to accelerate its maturity and the trustee receives a written notice of payment blockage from us or another person permitted to give the notice under the indenture.

     If we are in default on a Senior Obligation, we will resume payment on the debentures on the date on which the default is cured, waived or otherwise ceases to exist.

     If we are in default on a Designated Senior Obligation, we will resume payment on the earlier of

     -    the date on which the default is cured, waived or ceases to exist or

     - 179 days after the date on which the applicable payment blockage notice is received by the trustee,

so long as the maturity of the Designated Senior Obligations has not been accelerated and no default on a Senior Obligation has occurred. If a default on a Senior Obligation has occurred, then we will resume payment on the debentures on the date on which the default on the Senior Obligations is cured, waived or otherwise ceases to exist.

     We may not commence any new period of payment blockage pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately preceding payment blockage notice. No default on a Designated Senior Obligation that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

     In the event that any holder of the debentures receives any kind of payment or distribution of our assets in contravention of any of the subordination provisions of the indenture before all Senior Obligations are paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Obligations or their representatives to the extent necessary to make payment in full of all Senior Obligations remaining unpaid.

     Any right that we have to receive the assets of any of our subsidiaries upon that subsidiary's liquidation or reorganization, and the consequent right of the holders of the debentures to receive a portion of these assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, unless we ourselves are recognized as a creditor of the subsidiary. Even if we are recognized as a creditor of any subsidiary, our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary which is senior to that held by Sepracor.

     Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures or to make any funds available for any payment. In addition, the payment of dividends and the making of loans and advances by our subsidiaries to us may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

     We have approximately $93 million in aggregate principal amount of 6-1/4% convertible subordinated debentures due 2005, $300 million 7% convertible subordinated debentures due 2005 and, as of March 31, 2000, we had approximately $8.4 million of Senior Obligations. The indenture does not limit the amount of additional Indebtedness, including Senior Obligations, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The trustee's claims for these payments will generally be senior to those of the holders of the debentures in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following are events of default under the indenture with respect to the debentures:

     -    our failure to pay any interest on the debentures for 30 days

     -    our failure to pay principal of or premium on the debentures

     - our failure to observe or perform any other covenants in the indenture or the debentures for 60 days after notice

     - bankruptcy, insolvency or reorganization events for either us or any of our significant subsidiaries.

     If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the debentures then outstanding may declare the principal of, premium, if any, and accrued interest, on the debentures to be due and payable immediately. In the case of certain events of our bankruptcy or insolvency, the principal of, premium, if any, and accrued interest, on the debentures will automatically become immediately due and payable. However, if we cure all defaults except the nonpayment of principal of, premium, if any, and interest on any of the debentures which shall have become due by acceleration, and certain other conditions are met, with certain exceptions, the declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the debentures then outstanding.

     Any payment of principal, premium, if any, or interest that is not made when due, will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page of this prospectus from the date on which the payment was required under the terms of the indenture until the date of payment.

     If a default occurs, is continuing and is known to the trustee, the trustee will give to the holders of the debentures notice of that default or event of default within 90 days after it occurs. Except in the case of a default in any payment on the debentures, the trustee may withhold notice if it in good faith determines that withholding notice is in the interest of the holders of the debentures.

     A holder of a debenture may pursue any remedy under the indenture or the debenture only if:

     - the trustee has received from the holder written notice of a continuing event of default

     - the trustee has received from holders of at least 25% in principal amount of the outstanding debentures a written request to pursue the remedy

     -    the trustee has been offered indemnity reasonably satisfactory to it

     - the trustee has failed to act for a period of 60 days after receipt of notice and offer of indemnity

     - during that 60-day period, the holders of a majority in principal amount of the outstanding debentures have not given the trustee a direction inconsistent with the written request

     The holders of a majority in principal amount of the outstanding notes have the right in most cases to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debentures.

MODIFICATION OF THE INDENTURE

     We may amend or supplement the indenture or modify the rights of the holders of the debentures with the consent of the holders of a majority in principal amount of outstanding debentures that are issued under the indenture.

     Without the consent of each holder of a debenture so affected, no modification shall:

     -    extend the fixed maturity of any debenture

     -    reduce the principal amount or premium, if any,

     - change our obligation to redeem any debenture upon the happening of any Fundamental Change in a manner adverse to the holders of the debentures

     -    change the currency in which the debentures are payable

     - modify the provisions of the indenture with respect to the subordination of the debentures in a manner adverse to the holders of the debentures in any material respect

     -    reduce the rate or extend the time for payment of interest

     -    reduce any amount payable upon redemption

     -    impair the right of a holder to institute suit for payment

     - impair the right to convert the debentures into shares of our common stock subject to the terms set forth in the indenture

     In addition, without the consent of the holders of all of the debentures then outstanding, no modification shall reduce the percentage of debentures whose holders are required to consent to any modification of the indenture or any supplemental indenture.

     The indenture also provides for certain modifications of its terms without the consent of the holders of the debentures.

REGISTRATION RIGHTS OF THE DEBENTUREHOLDERS

     In connection with the issuance of the debentures and the shares of our common stock underlying the debentures, we entered into a registration rights agreement. Under the registration rights agreement, we agree to:

     - use reasonable best efforts to keep the registration statement effective until the earlier of the sale of all of the registered securities or the expiration of the Rule 144(k) holding period

     -    pay all expenses of the registration statement

     -    provide to each registered holder copies of this prospectus

     - notify each registered holder when the registration statement has become effective

     - take the actions required to permit unrestricted sales of the registered securities

     We will be permitted to suspend the use of this prospectus for a period not to exceed an aggregate of 60 days in any 365 day period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. We have agreed to pay predetermined liquidated damages to those holders of debentures and those holders of common stock issued upon conversion of the debentures who have requested to sell pursuant to the registration statement if this prospectus is unavailable for a period in excess of that permitted above. We have further agreed, if the failure to file or unavailability continues for a period of 30 days in excess of that permitted above, to pay predetermined liquidated damages to all holders of debentures and all holders of shares of our common stock issued upon conversion of the debentures, whether or not the holder has requested to sell pursuant to the shelf registration statement.

     A holder who sells the debentures or the common stock issued upon conversion of the debentures pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in this prospectus. The selling holder will also be required to deliver this prospectus to purchasers and be bound by those provisions of the registration rights agreement which are applicable to the holder, including certain indemnification provisions.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed The Chase Manhattan Bank, as trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the debentures.

DEFINITIONS

     We have provided below a summary of capitalized terms used in this summary description of the debentures. The indenture contains a full definition of all these terms.

     "DESIGNATED SENIOR OBLIGATIONS" means:

     (a)  Senior Obligations under our existing revolving credit facility

     (b) our obligations under a put agreement to purchase $2.0 million of indebtedness of Versicor in the event of a default by Versicor

     (c) our guarantee of repayment by HemaSure of amounts borrowed under a $5.0 million revolving line of credit with a commercial bank

     (d) any other Senior Obligations which are expressly deemed Designated Senior Obligations

     "FUNDAMENTAL CHANGE" means an event which results in all or substantially all of the shares of our common stock being exchanged for consideration which is not all or substantially all common stock which is listed on a national securities exchange or automated quotation system. A Fundamental Change would include a transaction which occurs through:

     -    an exchange offer

     -    liquidation

     -    tender offer

     -    consolidation

     -    merger

     -    combination

     -    reclassification

     -    recapitalization

     "INDEBTEDNESS" means, with respect to any person, and without duplication:

     (a)  all indebtedness or obligations for borrowed money

     (b) all indebtedness or obligations evidenced by bonds, debentures, notes or similar instruments except accounts payable and accrued liabilities incurred in the ordinary course of business in connection with obtaining materials or services

     (c) all reimbursement obligations with respect to letters of credit, bank guarantees or bankers' acceptances

     (d) all obligations in respect of leases of real or personal property or assets which are required to be accounted for as capital lease obligations under generally accepted accounting principles

     (e) all obligations with respect to interest rates, swaps, caps, collar agreements, foreign currency hedges, exchanges, purchase or similar agreements

     (f)  all indebtedness of others guaranteed by us

     (g)  all indebtedness secured by a lien on our assets

     "SENIOR OBLIGATIONS" means any principal, premium, interest, rent payable on or in connection with, and all fees and expenses in connection with our Indebtedness. This includes any Indebtedness outstanding on the date of the indenture or incurred, assumed or guaranteed by us thereafter. However, if any instrument evidencing Indebtedness or the assumption or guarantee of Indebtedness specifically provides that the Indebtedness is not senior to the debentures, or provides that it is equal to or junior to the debentures, then that Indebtedness will not constitute Senior Obligations. In addition, our 6-1/4% convertible subordinated debentures due 2005, 7% convertible subordinated debentures due 2005 and any Indebtedness of any majority-owned subsidiary of ours does not constitute Senior Obligations.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the debentures and the shares of our common stock into which debentures may be converted. This summary is not a complete analysis of all the potential tax considerations relating to these considerations.

     We have based this summary on the provisions of the Internal Revenue Code of 1986, applicable Treasury regulations, judicial authority and current administrative rulings and practice. All of these sources of authority are subject to change, possibly on a retroactive basis.

     This summary deals only with holders that will hold debentures and the common stock as "capital assets," within the meaning of Section 1221 of the Internal Revenue Code. It does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold debentures as a position in a hedging transaction, "straddle or conversion transaction" for tax purposes, or persons that have a "functional currency" other than the United States dollar.

     We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary. The IRS may not agree with our statements and conclusions.

     We urge investors considering the purchase of debentures to consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

UNITED STATES HOLDERS

     As used in this prospectus, the term "United States holder" means the beneficial owner of a debenture or the shares of our common stock acquired upon the conversion of a debenture that for United States federal income tax purposes is:

     -    a citizen or resident of the United States,

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

PAYMENT OF INTEREST

     Interest on a debenture generally will be includable in the income of a United States holder as ordinary income at the time the interest is received or accrued, in accordance with the holder's method of accounting for United States federal income tax purposes. We are obligated to pay liquidated damages to holders of the debentures in certain circumstances described under "Description of Debentures --Registration Rights of the Debentureholders." We believe that any payment of liquidated damages should be treated as subject to an "incidental contingency" for purposes of the original issue discount rules because the amount of these payments, if required to be made, is expected to be insignificant relative to the total expected amount of remaining payments on the debentures. Accordingly, any liquidated damage payments should be taxable to holders as payments of interest. The debentures do not have original issue discount.

SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

     Upon the sale, exchange or redemption of a debenture, a United States holder generally will recognize capital gain or loss equal to the difference between:

     - the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent the amount is attributable to accrued interest income, which is taxable as ordinary income, and

     -    the holder's adjusted tax basis in the debenture.

A United States holder's adjusted tax basis in a debenture generally will equal the cost of the debenture to the holder, less any principal payments received by the holder. The capital gain or loss will be long-term if the United States holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. Long-term capital gains are taxed at a maximum rate of 20%, and short-term capital gains are taxed at a maximum rate of 39.6%. In taxable years beginning after December 31, 2000, the rate of tax applicable to long-term capital gains in certain circumstances may be reduced below 20% for property held for more than five years.

MARKET DISCOUNT

     The market discount rules discussed below apply to a debenture purchased at a price less than its stated redemption price at maturity.

     A United States holder that purchases a debenture at a market discount generally will be required to treat any principal payments on, or any gain on the disposition on maturity of, that debenture as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, subject to a de minimis exception, market discount is the amount by which the debenture's stated redemption price at maturity exceeds the United States holder's basis in the debenture immediately after the debenture is acquired. A debenture is not treated as purchased at a market discount, however, if the market discount is less than
 .25% of the stated redemption price at maturity of the debenture multiplied by the number of complete years to maturity from the date when the United States holder acquired the debenture. Market discount on a debenture will accrue on a straight-line basis, unless the United States holder elects to accrue such discount on a constant yield to maturity basis. This election is irrevocable and applies only to the debenture for which it is made. The United States holder may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a United States holder of a debenture acquired at a market discount disposes of such debenture in any non-taxable transaction (other than a nonrecognition transaction defined in Section 1276(c) of the Code), accrued market discount will be includible as ordinary income to the holder as if such holder had sold the debenture at its fair market value. A United States holder may be required to defer until the maturity of the debenture or, in certain circumstances, its earlier disposition the deduction or all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a debenture with market discount, unless an election to include the market discount on a current basis is made.

AMORTIZABLE BOND PREMIUM

     A United States holder that purchases a debenture for an amount in excess of its stated redemption price at maturity will generally be considered to have purchased the debenture with "amortizable bond premium." A United States holder generally may elect to amortize such premium using the constant yield to maturity method. The amount amortized in any year will generally be treated as a reduction of the United States holder's interest income on the debenture. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of the United States holder's prior interest inclusions on the debenture. The premium on a debenture held by a United States holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on the sale, redemption, retirement or other disposition of the debenture. The election to amortize the premium on a constant yield to maturity method, once made, generally applies to all bonds held or subsequently acquired by the electing United States holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

CONSTRUCTIVE DIVIDENDS ON DEBENTURES

     If at any time:

     - we make a distribution of cash or property to our stockholders or purchase common stock and this distribution or purchase would be taxable to our stockholders as a dividend for United States federal income tax purposes, and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, or

     - the conversion rate of the debentures is increased at the discretion of Sepracor,

then in either case, the increase in conversion rate may be deemed to be the payment of a taxable dividend to United States holders of debentures pursuant to
Section 305 of the Internal Revenue Code. These holders of debentures could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

CONVERSION OF THE DEBENTURES

     A United States holder generally will not recognize any income, gain or loss upon conversion of a debenture into shares of our common stock, except with respect to cash received in lieu of a fractional share of common stock. A holder's tax basis in the common stock received on conversion of a debenture will be the same as the holder's adjusted tax basis in the debenture at the time of conversion, reduced by any basis allocable to a fractional share interest. The holding period for the shares of common stock received on conversion will generally include the holding period of the debenture converted.

     Cash received in lieu of a fractional share of our common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the United States holder's adjusted tax basis in the fractional share.

DIVIDENDS ON COMMON STOCK

     The amount of any distribution by us in respect of our common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in our common stock and thereafter as gain from the sale or exchange of the stock.

     In general, a dividend distribution to a corporate United States holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock. A corporate United States holder that owns 20% or more of the voting power and value of our stock, other than any non-voting, non-convertible, non-participating preferred stock, generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

SALE OF COMMON STOCK

     Upon the sale or exchange of shares of our common stock, a United States holder generally will recognize capital gain or loss equal to the difference between:

     - the amount of cash and the fair market value of any property received upon the sale or exchange and

     -    the holder's adjusted tax basis in the common stock.

The capital gain or loss will be long-term if the United States holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. A United States holder's basis and holding period in the shares of common stock received upon conversion of a debenture are determined as discussed above under "-- United States Holders -- Conversion of the Debentures."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a debenture, payments of dividends on our common stock, payments of the proceeds of the sale of a debenture and payments of the proceeds of the sale of our common stock to certain noncorporate United States holders.

     The payor will be required to withhold backup withholding tax at the rate of 31% if:

     - the payee fails to furnish a taxpayer identification number to the payor or establish an exemption from backup withholding,

     - the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect,

     - there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code or

     - there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against the holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

     As used herein, the term "non-United States holder" means any beneficial owner of a debenture or the shares of common stock acquired upon conversion of a debenture that is not a United States holder.

PAYMENT OF INTEREST

     Generally, interest income of a non-United States holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate, or, if applicable, a lower treaty rate. However, interest paid on a debenture by us or any paying agent to a non-United States holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding tax, provided that the interest income is not effectively connected with a United States trade or business of the non-United States holder and provided that the non-United States holder:

     - does not actually or constructively own, pursuant to the conversion feature of the debentures or otherwise, 10% or more of the combined voting power of all classes of our stock entitled to vote,

     - is not a controlled foreign corporation related to us actually or constructively through stock ownership,

     - is not a bank which acquired the debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and

     - either (a) provides a Form W-8BEN, or a suitable substitute form, signed under penalties of perjury that includes its name and address and certifies as to its non-United States status, or (b) is a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY, or a suitable substitute, has been received by it from the non-United States holder or qualifying intermediary and furnishes us or our agent with a copy thereof.

     Treasury regulations, which are effective for payments made after December 31, 2000, provide alternative methods for satisfying the certification requirements described above. Generally, any certification provided on a Form W-8 that is validly in effect prior to January 1, 2000 will be treated as a valid certification until it expires under the Treasury regulations or, if earlier, until December 31, 2000.

     Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or, if applicable, a lower treaty rate. Even though this effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form W-8ECI.

SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

     A non-United States holder of a debenture will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the debenture, including the receipt of cash in lieu of fractional shares upon conversion of a debenture into shares of our common stock, unless:

     - the gain is effectively connected with a United States trade or business of the non-United States holder,

     - in the case of a non-United States holder who is an individual, the holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met or

     - the holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates.

CONVERSION OF THE DEBENTURES

     In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a debenture into shares of our common stock by a non-United States holder except with respect to the receipt of cash in lieu of fractional shares by non-United States holders upon conversion of a debenture where any of the conditions described above under "-- Non-United States Holders -- Sale, Exchange or Redemption of the Debentures" is satisfied.

SALE OR EXCHANGE OF COMMON STOCK

     A non-United States holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless any of the conditions described above under "-- Non-United States Holders -- Sale, Exchange or Redemption of the Debentures" is satisfied.

DIVIDENDS

     Distributions by us with respect to shares of our common stock that are treated as dividends paid, or deemed paid, as described above under "-- United States Holders -- Constructive Dividends on Debentures" to a non-United States holder, excluding dividends that are effectively connected with the conduct of a trade or business in the United States by the holder and are taxable as described below, will be subject to United States federal withholding tax at a 30% rate, or lower rate provided under any applicable income tax treaty. Except to the extent that an applicable tax treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder on dividends paid, or deemed paid, that are effectively connected with the conduct of a trade or business in the United States by the non-United States holder. If such non-United States holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder delivers IRS Form W-8ECI to the payor.

     Under currently applicable Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury regulations applicable for payments made after December 31, 2000, however, non-United States holders of shares of our common stock who wish to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements.

DEATH OF A NON-UNITED STATES HOLDER

     A debenture held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that the holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to the debenture would not have been effectively connected with the conduct by the non-United States holder of a trade or business within the United States.

     Shares of our common stock actually or beneficially held by an individual who is a non-United States holder at the time of his or her death, or previously transferred subject to certain retained rights or powers, will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     United States information reporting requirements and backup withholding tax will not apply to payments on a debenture to a non-United States holder if the statement described in " -- Non-United States Holders -- Payment of Interest" is duly provided by the holder, provided that the payor does not have actual knowledge that the holder is a United States person.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a debenture, or any payment of the proceeds of the sale of shares of the common stock underlying the debenture effected outside the United States by a foreign office of a "broker," as defined in applicable Treasury regulations; unless the broker:

     -    is a United States person,

     - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or

     - is a controlled foreign corporation for United States federal income tax purposes.

Payment of the proceeds of any sale effected outside the United States by a foreign office of any broker that is described in the bullets of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any sale of this type to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the debenture provides the statement described in " -- Non-United States Holders -- Payment of Interest" or otherwise establishes an exemption.

     If paid to an address outside the United States, dividends on shares of our common stock held by a non-United States holder will generally not be subject to the information reporting and backup withholding requirements described in this section. However, under recently issued Treasury regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. The new Treasury regulations apply to dividend payments made after December 31, 2000.

UNITED STATES REAL PROPERTY HOLDING CORPORATIONS

     The discussion of the United States taxation of non-United States holders of debentures and the shares of common stock underlying these debentures assumes that we are at no time a United States real property holding corporation within the meaning of Section 897(c) of the Internal Revenue Code. Under present law, we would not be a United States real property holding corporation so long as the fair market value of our United States real property interests is less than 50% of the sum of

     -    the fair market value of our United States real property interests,

     -    our interests in real property located outside the United States and

     - our other assets which are used or held for use in a trade or business.

We believe that we are not a United States real property holding corporation and do not expect to become a United States real property holding corporation.

     If we become a United States real property holding corporation, gain recognized on a disposition of debentures or the shares of common stock underlying the debentures would be subject to United States federal income tax unless:

     - the common stock is "regularly traded on an established securities market" within the meaning of the Internal Revenue Code and

     -    either

                    (a) the non-United States holder disposing of our common stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of our common stock, or

                    (b) in the case of a disposition of debentures, the non-United States holder did not own, actually or constructively, debentures which, as of any date on which this holder acquired debentures, had a fair market value greater than that of 5% of our common stock.

                             SELLING SECURITYHOLDERS

     We originally sold the debentures on February 14, 2000 to Deutsche Banc Securities, Inc. The initial purchaser of the debentures has advised us that the debentures were resold in transactions exempt from the registration requirements of the Securities Act to (1) "qualified institutional buyers," as defined in Rule 144A of the Securities Act, and (2) outside the United States to certain non-United States person in reliance on Regulation S of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the debentures and/or shares of the common stock issuable upon conversion of the debentures pursuant to this prospectus.

     The debentures and the shares of common stock issuable upon conversion of the debentures have been registered in accordance with to the registration rights agreement. Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the debentures and the shares of our common stock issuable upon conversion of the debentures and to keep the registration statement effective until the earlier of:

          (1) the sale of all the securities registered pursuant to the registration rights agreement and

          (2) the expiration of the holding period applicable to these securities under Rule 144(k) under the Securities Act or any successor provision.

     The selling securityholders may choose to sell debentures and/or the shares of common stock issuable upon conversion of the debentures from time to time. See "Plan of Distribution."

     The following table sets forth:

          (1) the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of debentures and/or shares of common stock issuable upon conversion of the debentures pursuant to the registration statement,

          (2) the principal amount of debentures and the number of shares of our common stock issuable upon conversion of the debentures which they may sell from time to time pursuant to the registration statement, and

          (3) the amount of outstanding debentures and our common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the debentures.

     To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

     A selling securityholder may offer all or some portion of the debentures and shares of the common stock issuable upon conversion of the debentures. Accordingly, no estimate can be given as to the amount or percentage of debentures or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

     The information contained under the column heading "Shares That May be Sold" assumes conversion of full amount of the debentures held by the holder at the initial rate of $92.38 in principal amount of the debentures per share of the common stock.

                                                                     AMOUNT OF 5%                         SHARES OF
                                                   AMOUNT OF 5%       DEBENTURES                        COMMON STOCK
                                                  DEBENTURES THAT    OWNED BEFORE     SHARES THAT MAY   OWNED BEFORE
  NAME                                              MAY BE SOLD        OFFERING           BE SOLD         OFFERING
-------                                           ---------------    ------------     ---------------   ------------
Argent Classic Convertible
  Arbitrage Fund..........................         $3,000,000         $3,000,000        32,475               0
Argent Convertible Arbitrage Fund Ltd.....          1,000,000          1,000,000        10,825               0
Bank Austria Cayman Island, Ltd...........          1,500,000          1,500,000        16,237               0
Bear, Stearns & Co. Inc...................          3,500,000           3,500,000       37,886          64,064(1)
Black Diamond Offshore, Ltd. .............          1,344,000           1,344,000       14,548               0
Chrysler Corporation Master
  Retirement Trust........................          3,385,000           3,385,000       36,642               0
CIBC World Markets........................          8,000,000           8,000,000       86,598               0
Credit Suisse First Boston
  Corporation.............................          5,000,000           5,000,000       54,124               0
Double Black Diamond
  Offshore, LDC...........................          4,315,000           4,315,000       46,709               0
Goldman Sachs and Company.................            500,000             500,000        5,413               0
Grace Brothers, Ltd.......................          2,000,000           2,000,000       21,649               0
Highbridge International..................          7,500,000           7,500,000       81,187               0
Merrill Lynch, Pierce, Fenner and
  Smith Inc...............................          2,000,000           2,000,000       21,649          21,973(1)
Motion Picture Industry Health
  Plan - Active Member Fund...............            705,000             705,000        7,621               0
Motion Picture Industry Health
  Plan - Retiree Member Fund..............            355,000             355,000        3,842               0
Nomura Securities
  International Inc.......................          7,000,000           7,000,000       75,774          75,500
TQA Master Plus Fund, Ltd.................          1,750,000           1,750,000       18,944               0
TQA Master Fund, Ltd......................          1,750,000           1,750,000       18,944               0
OCM Convertible Trust.....................          2,995,000           2,995,000       32,420               0
Partner Reinsurance Company Ltd...........            430,000             430,000        4,654               0
Q Investments, L.P........................          3,000,000           3,000,000       32,474          24,024(1)
R2 Investments, LDC.......................          7,000,000           7,000,000       75,773          56,356(2)
State Employees' Retirement Fund
  of the State of Delaware................          3,070,000           3,070,000       33,232               0
State of Connecticut Combined
  Investment Fund.........................          7,175,000           7,175,000       77,668               0
TQA Master Plus Fund, Ltd.................          1,750,000           1,750,000       18,944               0
TQA Master Fund, Ltd......................          1,750,000           1,750,000       18,944               0
Vanguard Convertible Securities
  Fund, Inc...............................          6,730,000           6,730,000       72,851               0
White River Securities LLC................          3,500,000           3,500,000       18,943               0
Worldwide Transactions, Ltd. .............            341,000             341,000        3,691           2,642(1)
Unknown(3)................................        365,905,000         365,905,000    3,960,869              --

----------------

(1) Assumes conversion of the full amount of 7% convertible subordinated debentures due 2005 held by the holder at the rate of $62.4375 in principal amount of the debentures per share of the common stock.

(2) Assumes conversion of $3,500,000 of 7% convertible subordinated debentures due 2005 held by R2 Investments, LDC at the rate of $62.4375 in principal amount of the debentures per share of the common stock.

(3) The name "Unknown" represents the remaining selling securityholders. We are unable to provide the names of these securityholders because certain of these debentures are currently evidenced by a global debenture which has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee.

     If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of debentures pursuant to the registration statement, we may supplement this prospectus to include that information.

                              PLAN OF DISTRIBUTION

     We are registering the debentures and the shares of our common stock issuable upon conversion of the debentures to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the debentures and the shares of our common stock issuable upon conversion of the debentures covered by this prospectus.

     We will not receive any of the proceeds from the offering of the debentures or the shares of our common stock issuable upon conversion of the debentures by the selling securityholders. The debentures and shares of common stock issuable upon conversion of the debentures may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If debentures or shares of common stock issuable upon conversion of the debentures are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

     The debentures or shares of common stock issuable upon conversion of the debentures may be sold:

     -    in one or more transactions at fixed prices,

     -    at prevailing market prices at the time of sale,

     -    at varying prices determined at the time of sale or

     -    at negotiated prices.

     Such sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

     - on any national securities exchange or quotation service on which the debentures or shares of common stock issuable upon conversion of the debentures may be listed or quoted at the time of sale,

     -    in the over-the-counter market,

     - in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market or

     -    through the writing of options.

     In connection with sales of the debentures or shares of common stock issuable upon conversion of the debentures or otherwise, any selling securityholder may:

          (1) enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the debentures or shares of common stock issuable upon conversion of the debentures in the course of hedging the positions they assume,

          (2) sell short and deliver debentures or shares of common stock issuable upon conversion of the debentures to close out the short positions or

          (3) loan or pledge debentures or shares of common stock issuable upon conversion of the debentures to broker-dealers that in turn may sell the securities.

     The outstanding common stock is publicly traded on the Nasdaq National Market. The initial purchasers of the debentures have advised us that certain of the initial purchasers are making and currently intend to continue making a market in the debentures; however, they are not obligated to do so and any market-making of this type may be discontinued at any time without notice, in the sole discretion of the initial purchasers. We do not intend to apply for listing of the debentures on Nasdaq or any securities exchange. Accordingly, we cannot assure that any trading market will develop or have any liquidity.

     The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the debentures or the shares of common stock issuable upon conversion of the debentures may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the debentures or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A, Regulation S or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A, Regulation S or any of the other available exemptions rather than pursuant to this prospectus.

     There is no assurance that any selling securityholder will sell any or all of the debentures or shares of common stock issuable upon conversion of the debentures described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

     We originally sold the debentures to the initial purchaser in February 2000 in a private placement. We agreed to indemnify and hold the initial purchaser of the debentures harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the debentures by their initial purchaser. The registration rights agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

     We agreed pursuant to the registration rights agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

          (1) the sale of all the securities registered pursuant to the registration rights agreement and

          (2) the expiration of the holding period applicable to the securities under Rule 144(k) under the Securities Act or any successor provision.

     The registration rights agreement provides that we may suspend the use of this prospectus in connection with sales of debentures and shares of common stock issuable upon conversion of the debentures by holders for a period not to exceed an aggregate of 60 days in any 365 day period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. We will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

                                  LEGAL MATTERS

     The validity of the debentures and the shares of common stock issuable upon conversion of the debentures offered hereby will be passed upon for Sepracor by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for Sepracor Inc. for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, except as it relates to BioSphere Medical, Inc., for which it references the report of Arthur Andersen, LLP, independent accountants, given on the authority of said firms as experts in auditing and accounting.

                   ADDITIONAL FILINGS AND COMPANY INFORMATION

     We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

     Our common stock is traded on the Nasdaq National Market and, therefore, the information we file with the Commission may also be inspected at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the Commission a registration statement on Form S-3 to register with the Commission the resale of the debentures and shares of our common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the debentures and shares of common stock being registered, but does not include all of the information you can find in the registration statement or the exhibits. You should refer to the registration statement and its exhibits for more information about Sepracor, the debentures and the shares of common stock being registered.

                       WHERE YOU CAN FIND MORE INFORMATION

     The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information superseded by this prospectus. The prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about Sepracor and its finances.

          (1) Annual Report on Form 10-K for the year ended December 31, 1999, file number 000-19410;

          (2) Annual Report on Form 10-K/A for the year ended December 31, 1999 file number 000-19410

          (3)  Current Report on Form 8-K dated January 26, 2000

          (4)  Current Report on Form 8-K dated February 14, 2000

          (5)  Current Report on Form 8-K dated February 22, 2000

          (6)  Current Report on Form 8-K dated March 16, 2000

          (7) Current Report on Form 8-K dated April 20, 2000, file number 000-19410;

          (8) Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, file number 000-19410; and

          (9) The description of the common stock contained in our registration statement on Form 8-A dated July 16, 1991, file number 000-19410, registering our common stock under Section 12(g) of the Exchange Act.

     We are also incorporating by reference additional documents that we may file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of this offering.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Commission. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

                           Sepracor Inc.
                           Attention: Chief Financial Officer
                           111 Locke Drive
                           Marlborough, MA 01752
                           Telephone: (508) 481-6700

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

     Certain statements in this prospectus and in the documents incorporated by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on beliefs and assumptions of Sepracor, based on information currently available to each company's management. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Actual results may vary materially from those we express in forward looking statements. Factors which could cause actual results to differ from expectations include those set forth under "Risk Factors."

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except expenses incurred by the Selling Securityholder for brokerage fees, selling commissions and expenses incurred by the Selling Securityholders for legal services). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

           Securities and Exchange Commission filing fee.............................     $121,400
           Nasdaq Listing fee........................................................       17,500
           Legal fees and expenses of the Company....................................       45,000
           Accounting fees and expenses..............................................       40,000
           Printing expenses.........................................................       40,000
                                                                                           -------
                    Total Expenses...................................................     $263,900

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article NINTH of the Registrant's Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") provides that no director of the Registrant shall be liable for any breach of a fiduciary duty, except to the extent that the General Corporation Law of the State of Delaware (the "DGCL") prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Article THIRTEENTH of the Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice or the settlement of an action without admission of liability, he is required to be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that the is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Board of Directors or independent legal counsel determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Board of Directors or independent legal counsel that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereto.

     Article THIRTEENTH of the Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Registrant maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 16.  LIST OF EXHIBITS.

5        Opinion of Hale and Dorr LLP.

23.1     Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.

23.2     Consent of PricewaterhouseCoopers LLP.

23.3     Consent of Arthur Andersen LLP.

24       Power of Attorney (See page II-5 of this Registration Statement).

25       Statements of Eligibility of Trustee on Form T-1.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

     (ii)To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 and 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of our company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlborough, Commonwealth of Massachusetts, on this 12th day of May, 2000.

                                         SEPRACOR INC.

                                         By: /s/ Timothy J. Barberich
                                             -------------------------------
                                             Timothy J. Barberich
                                             Chairman and Chief Executive
                                             Officer

                                POWER OF ATTORNEY

     We, the undersigned officers and directors of Sepracor Inc., hereby severally constitute Timothy J. Barberich and David P. Southwell and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Sepracor Inc. to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

 SIGNATURE                                     TITLE                                           DATE
 ---------                                     -----                                           ----

 /s/ Timothy J. Barberich                      Chairman, Chief Executive Officer                May 12, 2000
 ------------------------------------          and Director
 Timothy J. Barberich                          (Principal Executive Officer)


 /s/ David P. Southwell                        Executive Vice President, Chief Financial       May 12, 2000
 ------------------------------------          Officer and Secretary (Principal Financial
 David P. Southwell                            and Officer)


 /s/ Robert F. Scumaci                         Senior Vice President, Finance and              May 12, 2000
 ------------------------------------          Administration and Treasurer (Principal
 Robert F. Scumaci                             Accounting Officer)

 /s/ James G. Andress                          Director                                        May 12, 2000
 ------------------------------------
 James G. Andress


 /s/ Digby W. Barrios                          Director                                        May 12, 2000
 ------------------------------------
 Digby W. Barrios


 /s/ Robert J. Cresci                          Director                                        May 12, 2000
 ------------------------------------
 Robert J. Cresci


 /s/ Keith Mansford                            Director                                        May 12, 2000
 ------------------------------------
 Keith Mansford


                                               Director                                        May 12, 2000
 ------------------------------------
 James F. Mrazek


 /s/ Alan A. Steigrod                          Director                                        May 12, 2000
 --------------------
 Alan A. Steigrod